TD Bank Group 66 Wellington Street West TD Tower, 15th Floor Toronto ON M5K 1A2

November 7, 2013

Stephanie J. Ciboroski

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Ciboroski:

Re:	The Toronto-Dominion Bank Form 40-F for the Fiscal Year Ended October 31, 2012 Filed December 6, 2012 Form 6-K Filed August 29, 2013 File No. 1-14446

Thank you for your letter dated October 29, 2013 regarding the above referenced filings. As Xihao Hu, Senior Vice President and Chief Accountant of The Toronto Dominion Bank (“TD”) discussed with your office on Thursday, November 7, 2013, we are currently working on a response to your letter, and we confirm our intention to submit our response by November 19, 2013. Please contact me at (416) 308-8279 or Xihao at (416) 983-1671 if you require additional information.

Very truly yours,

/s/ Colleen Johnston
Colleen Johnston Group Head Finance, Sourcing & Corporate Communications, Chief Financial Officer

cc:

Kevin Vaughn (United States Securities and Exchange Commission)

Lindsay McCord (United States Securities and Exchange Commission)

Staci Shannon (United States Securities and Exchange Commission)

Norie Campbell (Group Head Legal, Compliance & AML & General Counsel)